FPB BANCORP, INC

1301 SE Port St Lucie Blvd.

Port St Lucie, Florida 34952

April 28, 2005

VIA FACSIMILE (202) 942-9530
AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

450 - 5th Street, N.W.

Washington, DC 20549-0408

Attention:	Kathryn McHale

Re:	Form SB-2 Registration Statement under the Securities Act of 1933 as filed with the Securities and Exchange Commission on March 10, 2005 by FPB Bancorp,
Inc., Registrant, Registration No. 333-123229.

Ladies and Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, FPB Bancorp, Inc., by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 5 P.M., Eastern Time, May 2, 2005 or as soon as practicable thereafter.

A portion of the securities to be registered are to be sold by Kendrick Pierce Securities, Inc., as the Sales Agent in the offering.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles, Chief Executive Officer

cc:	James J. Quinlan, Esq.

April 28, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	FPB Bancorp, Inc.
Registration Statement on Form SB-2
File No. 333-116833

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kendrick Pierce Securities, Inc., as Selling Agent, hereby joins in the request of FPB Bancorp, Inc. that the effective date for the above-captioned registration statement be accelerated so that it be declared effective at 5:00 p.m. on Monday, May 2, 2005, or as soon thereafter a possible.

Very truly yours,

KENDRICK PIERCE SECURITIES, INC.

By:	/s/ Russell Hunt
Russell Hunt
President